UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

Gold Resource Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38068T105

(CUSIP Number)

Hochschild Mining plc

Calle La Colonia 180, Surco, Lima 33, Peru

Attention: Jose A. Palma

Telephone No.: (011) 51 1 317 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38068T105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hochschild Mining plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A1
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power N/A
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person N/A
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) N/A
14.	Type of Reporting Person (See Instructions) CO

[1]

This Amendment No. 2 is being filed in order to amend and effectively rescind the earlier filings made by the Reporting Person in respect of the Issuer’s common stock. Such filings were made under the mistaken assumption that the Issuer’s common stock was registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Issuer has confirmed (most recently, in a prospectus filed with the Securities and Exchange Commission on January 22, 2010) that its common stock has not been registered under Section 12 of the Exchange Act. As a result, the Reporting Person’s ownership of shares of the Issuer’s common stock is not subject to the beneficial ownership reporting requirements of Section 13 of the Exchange Act.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 amends the statement on Schedule 13D filed by Hochschild Mining plc (“Hochschild”) on December 19, 2008 (the “Original Statement” and, as amended by Amendment No. 1 filed on February 26, 2009, the “Statement”), with respect to shares of the common stock, $.01 par value, of Gold Resource Corporation, a Colorado corporation (the “Issuer”).

The Statement is hereby amended by deleting Items 2 through 7 and all exhibits and adding the following text to Item 1: “The Issuer has confirmed (most recently, in its prospectus filed with the Securities and Exchange Commission on January 22, 2010) that its shares of common stock are not registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, Hochschild was not and is not subject to the beneficial ownership reporting requirements of Section 13 of the Exchange Act in connection with its ownership of shares of the Issuer’s common stock and disclaims any obligation to file beneficial ownership reports under such Section 13.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 24, 2010
Date

/S/ JOSE A. PALMA
Signature

Jose A. Palma/Vice President and General Counsel
Name/Title